EXHIBIT 12.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in millions)	Year Ended December 31,
EARNINGS	2011	2010	2009	2008	2007
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$599	$(3)	$(365)	$176	$436

Add:
Amortization of previously capitalized interest	9	9	8	8	10
Distributed income of equity investees	8	4	3	3	3
Total additions	17	13	11	11	13

Deduct:
Capitalized interest	31	26	14	23	10
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	9	6	4	11	14
Total deductions	40	32	18	34	24

TOTAL EARNINGS (LOSS)	$576	$(22)	$(372)	$153	$425

FIXED CHARGES
Interest expense	$330	$316	$311	$320	$470
Capitalized interest	31	26	14	23	10
Amortization of debt discount, premium or expense	14	14	16	17	26
Interest portion of rental expense (1)	118	111	105	105	101
Proportionate share of fixed charges of investees accounted for by the equity method	1	1	1	1	1

TOTAL FIXED CHARGES	$494	$468	$447	$466	$608

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,070	$446	$75	$619	$1,033

Preferred Dividends	$22	$ *	$ *	$ *	$ *

Ratio of pre-tax income to net income	1.48	*	*	*	*

Preferred Dividend Factor	$33	$ *	$ *	$ *	$ *
Total Fixed Charges	494	468	447	466	608
TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS	$527	$468	$447	$466	$608

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.03	**	***	1.33	1.70
*    No preferred stock was outstanding for these periods.
**    Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $22 million.
***    Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $372 million.
(1) Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.